September 27, 2005

      Mail Stop 4561

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust, Inc.
4343 Von Karman Avenue
Newport Beach, CA 92660

Re:	KBS Real Estate Investment Trust, Inc.
	Registration Statement on Form S-11/A-2
      Filed September 16, 2005
      Registration No. 333-126087

Dear Mr. Schreiber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-11

General
1. For Plain English purposes, please avoid the use of cross-references on the cover page in your response to previous comment
3.






Summary

Will you use leverage? Page 7
2. We note your added disclosure in response to previous comment 5 relating to your possible $190 million financing arrangement. Please revise the last bullet point of the risk factors shown on the cover page to disclose your intention to obtain the $190 million loan. Please also quantify the extent to which the debt would exceed the 75% of cost of your assets limitation if you raise the minimum. Provide similar disclosure in the risk factor sections where appropriate.

If I buy shares, will I receive dividends and how often?, page 12
3. With respect to previous comment 7, we reissue that portion of the comment that asked you to clarify the circumstances under which a distribution will be treated as a return of capital. We note that you have stated that your distribution policy is not to use proceeds of this offering to pay distributions. Please explain the possible sources of cash for distributions in excess of current or accumulated earnings or profits, such as borrowings from related parties, bank borrowings, proceeds from additional equity offerings, etc.

How does a "best efforts" offering work? What happens if you don`t raise at least $2,500,000 in gross proceeds? Page 15

4. With respect to your previous comment 8 of our September 2,
2005
letter and comment 66 of our July 22, 2005 letter, please clarify how the disclosure in the "Special Notice to Pennsylvania Investors" section and on the cover page complies with Rule 10b-9 as it applies to Pennsylvania investors. In particular, please clarify that, as required by Rule 10b-9, you will promptly return funds to Pennsylvania investors (without the investors specifically requesting such return of funds) in the event that you do not reach the $66.7 million threshold by the expiration of the offering period, which you state in your response, is two years from the date of effectiveness.

Prior Performance, page 89
5. We note your response to previous comment 10.  However, based on
your description of the single account programs on page F-19 it appears that the institutional investors were not passive investors since, although the investors actually disapproved of only a few properties that were identified for investment, their approval was sought and required for each identified investment. We note from your description of the single account programs on page F-19 that dollars are raised only as assets are identified and that under the
Investment Management Agreement, when KBS Advisors identifies properties for investment, KBS Advisors notifies the institutional investor. If the institutional investor agrees to purchase the identified properties, KBS Advisors invests funds on behalf of the investor, manages the assets in the investor`s portfolio and ultimately sells the assets on behalf of the investor. With respect to the 7 funds referenced in your response, please tell us how many
investors, other than the two pension fund investors, invested in those funds and tell us whether any other investors in those 7 funds had the ability to approve purchases of identified properties. Please also tell us whether all of the identified properties were presented to the pension funds for approval and tell us how many properties were presented to the two pension fund investors for their approval overall. Further, as to these programs we note your disclosure that you "did not close any offerings" during the periods presented.  In this connection, please tell us how you are
defining
"closed" for purposes of these offerings?
6. Refer to your response to previous comment 11 and 19. We note that Table III for Commingled Account 6/99 reveals that $28 per $1000 invested was derived from a return of capital for the year 2000 but that footnote 3 of that table indicates that deficiencies after cash distributions and special items for the years 2000 and 2001 were derived from cash generated in prior periods. Please explain to us the inconsistency relating to the source of distributions for the year 2000. We note similar discrepancies for Separate Account 1/98 in year 2004.  Please advise or revise.

Federal Income Tax Considerations, 95
7. In response to previous comment 14, please provide us with the language you intend to use in the registration statement to address our previous comment 14 so that we may have ample opportunity to review your intended disclosure.

Performance Tables, beginning on page F-13

Table III, Separate Account 10/04
8. We note your disclosure in footnote 3 to the table; however it is unclear how you generated significant operating cash deficiencies in a period in which you generated income on a tax basis and GAAP basis.
It is also unclear how changes in deposits would impact operating cash flows. Please advise us and revise your disclosure accordingly.

Exhibits 5 & 8
9. Refer to your response to previous comment 13. You may not include language implying that investors in the offering are not entitled to rely on the legal and tax opinions. Please revise the opinions to remove the language in the fourth paragraph of the legal opinion and the last paragraph of the tax opinion that limit the use
of the opinions solely to the company.
10. With respect to the tax opinion specifically, it is
inappropriate
to assume legal conclusions underlying the opinion relating to the tax status of the company such as that KBS Limited Partnership is a duly organized and validly existing limited partnership as
mentioned
in section (iii) on the second page of the opinion.  Please
revise.
Please also expand your disclosure in response to previous comment
15
to further describe the assumptions mentioned in your tax opinion consistent with this comment.
	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron at 202-551-3439 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3404 or me at 202-
551-
3495 with any other questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Robert H. Bergdolt, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary U.S. LLP

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Charles J. Schreiber, Jr.
KBS Real Estate Investment Trust, Inc.
September 27, 2005
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